"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Disclosure requirement – Apptix

Orkla ASA, which owns 1,695,440 shares corresponding to 6.67 % of the share capital in Apptix, has not participated in the rights issue in the company and will after the registration of this own 2.08 % of the share capital.

Orkla ASA,
Oslo, 21 October 2009

Contact:
Siv Merethe S. Brekke, VP Orkla Investor Relations, Tel: +47 930 56093